UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference, only the information set forth in Exhibit 99.2 (and is not incorporating by reference the information set forth in Exhibits 99.1, 99.3, 99.4 and 99.5) to this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

Annual meeting of shareholders

On September 3, 2014, the Company issued its notice of annual meeting and form of proxy for its annual meeting to be held in Gurgaon, India on Friday, September 26, 2014. The Company has also published its consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2014 audited by KPMG (Mauritius) for purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2014 and the unconsolidated financial statements for the fiscal year ended March 31, 2014 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

Exhibit

99.1	Press release, dated September 3, 2014.

99.2	Notice of annual meeting to shareholders, dated September 3, 2014.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2014.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: September 3, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated September 3, 2014.

99.2	Notice of annual meeting to shareholders, dated September 3, 2014.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2014.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2014.